                                         United States
                              Securities and Exchange Commission
                                     Washington, DC 20549

                                       ----------------

                                          Form 11-K

                                        Annual Report
                               Pursuant to Section 15(d) Of The
                               Securities Exchange Act of 1934

(Mark One):

_x_     Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
        [No Fee Required, Effective October 7, 1996].

For the fiscal year ended    December 31, 2005

-------------------------------------------------------------------------------------

                                              OR

___     Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
        1934 [No Fee Required].

        For the transition period from ______ to _______

                               Commission file number 001-9936

                                  EDISON 401(k) SAVINGS PLAN
                                   (Full Title of the Plan)

                                     EDISON INTERNATIONAL
                                       (Name of Issuer)

             2244 Walnut Grove Avenue (P.O. Box 800), Rosemead, California 91770
                           (Address of principal executive office)

Page

                                                                      Edison 401(k) Savings Plan

                                                                        Financial Statements and
                                                                           Supplemental Schedule
                                                            As of December 31, 2005 and 2004 and
                                                            for the Year Ended December 31, 2005

Page

                                                                      Edison 401(k) Savings Plan

                                                                                                       Contents
---------------------------------------------------------------------------------------------------------------

               Report of Independent Registered Public Accounting Firm                     3

               Financial Statements

                  Statements of Net Assets Available for Plan Benefits as of
                      December 31, 2005 and 2004                                           4

                  Statement of Changes in Net Assets Available for Plan Benefits
                      for the Year Ended December 31, 2005                                 5

               Notes to Financial Statements                                            6-18

               Supplemental Schedule

                  Schedule I:  Form 5500 - Schedule H - Line 4i -
                      Schedule of Assets (Held at End of Year) as of
                          December 31, 2005                                            19-22

               Exhibit 23 - Consent of Independent
                      Registered Public Accounting Firm

               Note:  All  schedules  other than that listed above have been omitted since the information  is either  disclosed  elsewhere  in  the  financial  statements or not  required  by 29 CFR 2520.103-10  of the  Department  of  Labor's
                      Rules and  Regulations  for  Reporting  and Disclosure under the Employee
                      Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company
  Benefits Committee
Rosemead, California

We have audited the  accompanying  statements  of net assets  available  for plan benefits of the Edison 401(k)
Savings  Plan (the  "Plan") as of December  31,  2005 and 2004,  and the  related  statement  of changes in net assets  available for plan benefits for the year ended December 31, 2005.  These  financial  statements and the supplemental  schedule referred to below are the  responsibility of the Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted  our audits in accordance  with the standards of the Public  Company  Accounting  Oversight  Board
(United  States).  Those standards  require that we plan and perform the audit to obtain  reasonable  assurance about  whether the  financial  statements  are free of material  misstatement.  The Plan is not  required to have, nor were we engaged to perform,  an audit of its internal controls over financial  reporting.  Our audits included  consideration of internal control over financial  reporting as a basis for designing audit procedures that  are  appropriate  in the  circumstances,  but  not  for the  purpose  of  expressing  an  opinion  on the effectiveness  of the  Plan's  internal  control  over  financial  reporting.  Accordingly  we  express no such opinion.  An audit also includes  examining,  on a test basis,  evidence supporting the amounts and disclosures in the financial  statements,  assessing the  accounting  principles  used and  significant  estimates  made by management,  as well as evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements referred to above present fairly, in all material respects,  the net assets  available for plan benefits as of December 31, 2005 and 2004,  and the changes in net assets  available for plan  benefits for the year ended  December 31, 2005 in conformity  with  accounting  principles  generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic  financial  statements  taken as a whole.  The  supplemental  schedule of assets (held at end of year) as of  December 31,  2005 is presented  for the  purpose  of  additional  analysis  and is not a required  part of the basic  financial  statements  but is supplementary  information  required by the  Department  of Labor's  Rules and  Regulations  for  Reporting and
Disclosure  under the Employee  Retirement  Income  Security Act of 1974.  The  supplemental  schedule has been subjected  to the  auditing  procedures  applied in our audits of the basic  financial  statements  and, in our opinion,  is fairly stated in all material  respects in relation to the basic financial  statements  taken as a whole.

/s/ BDO Seidman, LLP
-------------------------------
BDO Seidman, LLP
Costa Mesa, California
May 25, 2006

                                                                      Edison 401(k) Savings Plan

                                             Statements of Net Assets Available for Plan Benefits

December 31,                                                            2005             2004
-----------------------------------------------------------------------------------------------

                                                                         (in 000's)
Assets

Cash                                                          $        9,606    $       8,267

Investments, at fair value                                         3,169,411        2,646,106

Receivables
  Dividends receivable                                                 9,048            7,390
  Interest receivable                                                  1,270              569
  Profit sharing receivable                                            4,096            4,309
  Receivable from brokers                                              1,438            5,653
-----------------------------------------------------------------------------------------------

  Total receivables                                                   15,852           17,921
-----------------------------------------------------------------------------------------------

Total assets                                                       3,194,869        2,672,294
-----------------------------------------------------------------------------------------------

Liabilities
  Payable to brokers and others                                       21,593           16,233
-----------------------------------------------------------------------------------------------

Total liabilities                                                     21,593           16,233
-----------------------------------------------------------------------------------------------

Net assets available for benefits                             $    3,173,276    $   2,656,061
-----------------------------------------------------------------------------------------------

                                               See accompanying notes to financial statements.

                                                                      Edison 401(k) Savings Plan

                                  Statement of Changes in Net Assets Available for Plan Benefits

 Year ended December 31,                                                                  2005
-----------------------------------------------------------------------------------------------

                                                                                   (in 000's)
Additions

Investment income
  Dividends                                                                      $     24,344
  Interest                                                                             14,270
  Net appreciation in fair value of investments                                       438,301
-----------------------------------------------------------------------------------------------
                                                                                      476,915

Less:  Management fees                                                                    538
-----------------------------------------------------------------------------------------------

Net investment income                                                                 476,377
-----------------------------------------------------------------------------------------------

Contributions
  Employer contributions, net of forfeitures                                           63,402
  Participant contributions                                                           122,271
-----------------------------------------------------------------------------------------------

Total net contributions                                                               185,673
-----------------------------------------------------------------------------------------------

Total additions                                                                       662,050

Deductions
  Distributions to participants                                                       144,732
  Loans in default                                                                        103
-----------------------------------------------------------------------------------------------

Total deductions                                                                      144,835
-----------------------------------------------------------------------------------------------

Net increase                                                                          517,215

Net assets available for plan benefits
  Beginning of year                                                                 2,656,061
-----------------------------------------------------------------------------------------------

  End of year                                                                    $  3,173,276
-----------------------------------------------------------------------------------------------

                                                See accompanying notes to financial statements.

                                                                      Edison 401(k) Savings Plan

                                                                   Notes to Financial Statements

1.     Plan Description      The following  description  of the Edison 401(k) Savings Plan (the
                             Plan),  provides  only  general  information.  The Plan sponsor is
                             the  Southern   California  Edison  Company  (the  Plan  Sponsor).
                             Participants  should  refer to the summary  plan  description  and plan document,  as amended, for a more complete description of the
                             Plan's provisions.

                             Nature of Plan

                             Eligibility

                             The Plan is a defined-contribution  plan with a 401(k) feature, in which  qualifying  full-time  and  part-time  employees  of Edison
                             International  (the Company) and many of its subsidiary  companies
                             are  eligible  to   participate.   The  Plan  is  subject  to  the
                             provisions of the Employee  Retirement Income Security Act of 1974
                             (ERISA).  An  employee,  as  defined  by  the  Plan  document,  is eligible to participate in the Plan immediately upon employment.

                             Contributions

                             Subject to statutory  limits,  all participants may defer up to 84
                             percent  of  eligible   pay.   Participating   employers   provide
                             matching  contributions  up  to  6.0  percent  of a  participant's eligible pay. Certain  participating  subsidiaries  also provide a fixed profit sharing  contribution  of 3.0 percent of eligible pay each  pay  period  and  a  variable  profit  sharing  contribution annually (if certain business  objectives are reached) to eligible employees.  The Plan  also  accepts  rollover  contributions  from other qualified plans.

                             Vesting

                             Participants  immediately vest in their  contributions plus actual earnings  thereon.  Employer  contributions  plus actual  earnings thereon  vest at a rate of 20 percent  per year.  After five years of service or reaching age 65, all  existing  and future  employer contributions are fully vested.

                                                                      Edison 401(k) Savings Plan

                                                       Notes to Financial Statements (Continued)

1.     Plan Description      Forfeitures
       (Continued)
                             At  December 31,  2005,  and 2004, the unused portion of forfeited non-vested  accounts  totaled $0 and $6,283,  respectively.  These
                             accounts  are  used  to  reduce  future  employer   contributions.
                             During 2005, employer  contributions were reduced by $411,954 from forfeited non-vested accounts.

                             Plan Trust

                             Plan  assets are held in trust with  State  Street  Bank and Trust
                             Company (the  Trustee) for the benefit of  participants  and their beneficiaries.  The  mutual  covenants  to which the Plan  Sponsor and  the  Trustee  agree  are  disclosed  in the  trust  agreement between the Plan Sponsor and the Trustee.

                             Plan Administration

                             The  Plan  is  administered  by  the  Southern  California  Edison
                             Company  Benefits  Committee  (the  Plan  Administrator).   Hewitt
                             Associates  LLC is the Plan's record  keeper.  As of  December 31,
                             2005 and 2004, the Plan provided  investment  choices in 47 and 48 investment  funds,  respectively.  The Plan  provides  a  detailed
                             description  of  each   investment   fund  choice  and  lists  the
                             respective investment manager.

                             Administrative and Investment Expenses

                             The  Plan  Sponsor  pays  the  cost  of  administering  the  Plan, including  fees and  expenses of the  Trustee  and record  keeper.
                             The fees,  taxes and other  expenses  incurred  by the  Trustee or investment  managers  in  making  investments  are paid out of the applicable  fund.  This  includes  brokerage  fees  for  sales  or purchases  of  Edison  International  Common  Stock  on  the  open market.  No  additional  costs are  incurred  in  connection  with sales of Edison  International  Common  Stock  within the trust or the transfer of assets between funds.

                                                                      Edison 401(k) Savings Plan

                                                       Notes to Financial Statements (Continued)

1.     Plan Description      Mutual   funds   pay  fees  to  the   Plan   record   keeper   for
       (Continued)           administrative  services to participants that would otherwise have to  be  provided  by  the  mutual  funds.  The  majority  of  fees received by the Plan  record  keeper are used to reduce the record keeping  and  communication  expenses  of the Plan.  The return of
                             these   fees   to  the   record   keeper   qualifies   them  as  a
                             party-in-interest  transaction.  See  Note 7 for a  discussion  of related party transactions.

                             Participant Accounts

                             Each  participant   account  is  adjusted  for  the  participant's
                             contribution,  the employer's  contribution,  if  applicable,  and
                             allocations   of   investment   earnings/losses.   Allocation   of
                             earnings/losses  and  expenses  is based on account  balances,  as defined.  The  benefit to which a  participant  is entitled is the benefit  that can be  provided  from  the  vested  portion  of the participant's account.

                             Participant Loans

                             Participants  may borrow from their  account,  a minimum of $1,000
                             to  a  maximum  of  $50,000,  with  certain   restrictions.   Loan
                             transactions  are treated as a transfer  from (to) the  investment fund to (from)  participant  loans.  Loan terms  range from one to four  years for  general  purpose  loans or up to 15 years for the purchase  of a primary  residence.  Loans bear  interest  at prime rate plus one percent.  Interest rates of outstanding  loans range
                             from   5.0 percent  to  10.5 percent  as  of  December  31,  2005.
                             Principal   and  interest  are  paid   ratably   through   payroll
                             deductions.   Some   separated   participants   may   repay   loan
                             obligations  directly,  rather than  through  payroll  deductions.
                             Participant  Loans  amounted  to  approximately   $60,797,000  and
                             $59,099,000 as of December 31, 2005, and 2004, respectively.

                                                                      Edison 401(k) Savings Plan

                                                       Notes to Financial Statements (Continued)

1.     Plan Description      Distribution to Participants
       (Continued)
                             Account  balances are  distributed as soon as practicable  after a participant dies,  becomes entitled to a distribution and requests a distribution,  or terminates  employment with an account balance
                             of   $5,000   or   less.    Participants   may   otherwise   delay
                             distribution,  subject to the  minimum  distribution  requirements under Internal  Revenue Code Section  401(a)(9).  Participants may
                             choose a lump sum, partial  distribution or an installment form of
                             payment.   Participants  who  terminate  employment  on  or  after
                             January  28,  2005  with a vested  account  balance  greater  than
                             $1,000  but less than or equal to $5,000  will have  their  vested
                             account   balance   automatically   rolled   over  to   individual
                             retirement  accounts  (IRA)  selected by the Chair or Secretary of the Plan  Administrator,  unless  the  participants  make a timely distribution election.

                             Profit Sharing

                             Certain  non-represented  employees of Edison Mission Group Inc.'s
                             (EMG)  participating  subsidiaries  are  eligible for two types of profit sharing contributions:

                             (i)     Fixed profit  sharing is comprised of a 3.0 percent profit sharing  contribution  each  pay  period  to the  Plan  on
                                     behalf  of  eligible   employees.   Fixed  profit  sharing
                                     contributions in 2005 amounted to $2,017,778.

                             (ii)    Variable  profit  sharing is  comprised  of an  additional annual profit sharing  contribution  to the Plan on behalf of eligible  employees if certain business  objectives are reached.  Variable  profit  sharing  contribution  made in
                                     2006 for the 2005 plan year were  6.25% for  eligible  EMG employees  for a total amount of  $4,095,761.  Such amount
                                     is  presented  as  "Profit  sharing   receivable"  on  the
                                     Statement of Net Assets  Available for Plan Benefits as of
                                     December 31, 2005.

                                                                      Edison 401(k) Savings Plan

                                                       Notes to Financial Statements (Continued)

2.     Summary of            Basis of Accounting
       Significant
       Accounting            The  financial  statements  are  presented on the accrual basis of
       Policies              accounting and in conformity with accounting  principles generally accepted in the United  States of America  applicable  to employee benefit plans and ERISA.

                             Use of Estimates

                             The  preparation  of  financial   statements  in  conformity  with
                             accounting  principles  generally accepted in the United States of
                             America  requires  management to make  estimates  and  assumptions that  affect the  reported  amounts of  assets,  liabilities,  and
                             changes   therein,   and  disclosure  of  contingent   assets  and
                             liabilities.  Actual  results could differ  materially  from those estimates.

                             Risks and Uncertainties

                             The  Plan's  investment  in  Edison   International  common  stock
                             amounted to  approximately  $1,324,221,000  and $922,975,000 as of
                             December  31,  2005,  and  2004,  respectively.  Such  investments represented  approximately 41 percent and 35 percent of the Plan's total  assets as of December  31,  2005,  and 2004,  respectively.
                             For risks and uncertainties  regarding investment in the Company's common stock,  participants should refer to the December 31, 2005,
                             Forms  10-K  and  the  March  31,  2006,   Forms  10-Q  of  Edison
                             International, and affiliate entities as follows:

                                  Southern California Edison Company
                                  Edison Mission Energy
                                  Midwest Generation, LLC
                                  EME Homer City Generation L.P.
                                  Mission Energy Holding Company

                                                                      Edison 401(k) Savings Plan

                                                       Notes to Financial Statements (Continued)

2.     Summary of            The  Plan  provides  for  various   funds  that  hold   investment
       Significant           securities.  Investment  securities  are exposed to various  risks
       Accounting            such as interest rate,  market,  and credit risk. Due to the level
       Policies              of risk  associated  with certain  investment  securities  and the
       (Continued)           level  of   uncertainty   related  to  changes  in  the  value  of
                             investment  securities,  it is at least  reasonably  possible that
                             changes  in  risk  in  the  near  term  would  materially   affect
                             participants'   account  balances  and  the  amounts  reported  in
                             Statements  of Net  Assets  Available  for Plan  Benefits  and the
                             Statement of Changes in Net Assets Available for Plan Benefits.

                             The Plan participates in various  investment options that comprise securities of foreign  companies,  which involve special risks and considerations  not typically  associated  with  investing in U.S.
                             companies.  These risks include  devaluation of  currencies,  less
                             reliable   information   about   issuers,   different   securities
                             transaction  clearance  and  settlement  practices,  and  possible
                             adverse   political   and   economic    developments.    Moreover,
                             securities  of many  foreign  companies  and their  markets may be less liquid and their  prices more  volatile  than  securities  of comparable U.S companies.

                             Investment Valuation and Income Recognition

                             The Plan's  investments are stated at fair value or estimated fair value.  Investments  in  mutual  funds  valued  at  quoted  market prices  represent units held by the Plan at year end.  Investments in the common  collective funds invest in premixed  portfolios and institutional  funds  (see  Note  4).  Investments  in the  common collective  funds are valued at net asset  value of shares held by the  Plan  at  year-end.  Edison  International  Common  Stock  is valued at its quoted  market price.  Participant  loans are valued at cost,  which  approximates  fair value.  Purchases and sales of securities  are recorded on a trade-date  basis.  Interest  income is recorded on the accrual  basis.  Dividends  are recorded on the ex-dividend date.

                                                                      Edison 401(k) Savings Plan

                                                       Notes to Financial Statements (Continued)

 2.    Summary of            Participant  loans  that are in default  as  provided  in the plan
       Significant           document,  are treated as deemed  distributions  for tax  purposes
       Accounting            and  also  reported  as  such in the  Form  5500.  Management  has
       Policies              determined these loans in default as  uncollectible.  For the year
       (Continued)           ended December 31, 2005,  $103,003 of participant loans in default were deemed to be uncollectible and written-off.  This is included as loans in  default  in the  Statement  of  Changes in Net Assets
                             Available for Plan Benefits.

                             Net Appreciation (Depreciation) in Fair Value of Investments

                             Realized and unrealized  appreciation  (depreciation)  in the fair value of investments  is based on the difference  between the fair value of the assets at the  beginning of the year,  or at the time of purchase for assets  purchased during the year, and the related fair  value  on the day  investments  are  sold  with  respect  to realized  appreciation  (depreciation),  or on the last day of the year for unrealized appreciation (depreciation).

                             Distributions to Participants

                             Distributions  to  participants,  other than loans,  are  recorded when paid.

3.     Investment            The Trustee invests  contributions  in accordance with participant
       Elections             instructions.

                             Participants  may elect changes to their  investment mix effective each business day, with certain  restrictions.  The Plan imposes a seven-day  trading  restriction for most participants that applies
                             to  all  funds  except  the  Edison   International   Stock  Fund.
                             Reallocation   elections   are  also   subject   to  any   trading
                             restrictions,  redemption  fees,  or  other  measures  imposed  by investment  fund  managers.  Participants  may  effect  changes to their  deferral  percentages  and  deferral  investment  elections coincident with their pay frequency.

                                                                      Edison 401(k) Savings Plan

                                                       Notes to Financial Statements (Continued)

4.     Investment            The transfer of a  participant's  investment  from one fund to any
       Options               other fund is based on the net asset value of the units  allocated to the  participant's  account,  as of close of market on the date of transfer.

                             As of December 31, 2005, and December 31, 2004,  all  participants were  able  to  choose  from  among  47  and  48  investment  fund
                             offerings,   respectively.   As  of   December 31,   2005,   these
                             investment funds consisted of the following:

                             o    Three  Pre-mixed   Portfolios  -  Funds  are  invested  in
                                  portfolios  which include U.S.  stocks,  non-U.S.  stocks and corporate and government bonds;

                             o    Seven  Institutional Funds - Funds are invested in a broad selection  of asset  classes;  large  and small  U.S.  stocks
                                  (including  Edison  International  Common  Stock),   non-U.S.
                                  stocks and fixed income instruments; and

                             o    Thirty  Seven  Mutual  Funds -  Funds  are  invested  in a variety of retail mutual funds from multiple asset classes.

                            The Plan  Sponsor's  Trust  Investment  Committee  may  direct  the
                            Trustee to establish new investment  funds or discontinue  existing ones as well as change the  investment  medium for each  investment fund.  Participants  should refer to the summary  plan  description for a more complete discussion of the various investment options.

                                                                      Edison 401(k) Savings Plan

                                                       Notes to Financial Statements (Continued)

5.     Investments          The  following  presents  investments  that  represent 5 percent or more of the Plan's net assets:

                           December 31,                                        2005       2004
                           --------------------------------------------------------------------

                                                                              (in 000's)
                           Investments at Fair Value as
                                Determined by Quoted Market Prices:

                                Edison International Common Stock
                                   Fund, 30,289,346 and
                                   28,954,979 shares,
                                   respectively (See Note 7)              $ 1,363,890  $   968,723

                                Other - Mutual funds (less than 5%)           706,115      589,711
                               --------------------------------------------------------------------
                                                                            2,070,005    1,558,434
                               --------------------------------------------------------------------

                                Investments at Estimated Fair Value:

                                State Street Bank & Trust Co. - Money
                                  Market Fund, 304,074,013  and
                                  303,149,411 units, respectively (See
                                  Note 7)                                     304,074       303,149

                                BZW Barclay's Global Investors - Common
                                  Stock Fund, 7,945,796 and 8,328,150
                                  units, respectively                         301,781       301,396

                                Frank Russell Trust Company - Balanced
                                  Fund, 10,626,244 and 11,138,897
                                  units, respectively (less than 5% in
                                  2005)                                       144,304       141,687

                                Other Frank Russell Trust Company Funds
                                  (less than 5%)                              288,450       282,341

                                Participant Loans (less than 5%)               60,797        59,099
                               ---------------------------------------------------------------------
                                                                            1,099,406     1,087,672
                               ---------------------------------------------------------------------
                               Total Investments                          $ 3,169,411   $ 2,646,106
                               =====================================================================

                                                                      Edison 401(k) Savings Plan

                                                        Notes to Financial Statements (Continued)

5.     Investments         During 2005, the Plan's  investments  (including gains and losses on
       (Continued)         investments  bought  and  sold,  as well as held  during  the  year)
                           appreciated in value as follows:

                           Net Appreciation in Fair Value of Investments:

                           December 31,                                                2005
                           ------------------------------------------------------------------
                                                                                  (in 000's)
                           Investments at Fair Value as Determined by
                             Quoted Market Prices

                               Edison International Common Stock Fund           $   341,912
                               Mutual Funds                                          56,469
                           ------------------------------------------------------------------
                                                                                    398,381

                           Investments at Estimated Fair Value

                                Common Collective Funds                               39,920
                           ------------------------------------------------------------------
                           Net appreciation in fair value of
                             investments                                        $   438,301
                           ------------------------------------------------------------------

6.     Reconciliation        The following is a  reconciliation  of net assets  available for
       of Financial          plan benefits per the financial statements to the Form 5500:
       Statements to
       Form 5500             December 31,                    2005              2004
                             ----------------------------------------------------------------
                                                                        (in 000's)
                             Net assets available for plan
                                benefits per the financial
                                statements                      $3,173,276      $ 2,656,061
                             Less: Amounts allocated to
                                withdrawing participants               737              546
                             ----------------------------------------------------------------

                             Net assets available for plan
                                benefits per the Form 5500      $3,172,539      $ 2,655,515
                             ================================================================

                                                                      Edison 401(k) Savings Plan

                                                       Notes to Financial Statements (Continued)

6.     Reconciliation        The following is a reconciliation  of benefits paid to participants
       of Financial          per the financial statements to the Form 5500:
       Statements
       to Form 5500          December 31,                                                2005
       (Continued)           ------------------------------------------------------------------
                                                                                   (in 000's)
                             Benefits paid to participants per the
                                financial statements                            $   144,732
                             Add: Amounts allocated to withdrawing
                                participants at December 31, 2005                       737
                             Less: Amounts allocated to withdrawing
                                participants at December 31, 2005                       546
                             ------------------------------------------------------------------

                             Benefits paid to participants per
                                the Form 5500                                   $   144,923
                             ==================================================================

                             Amounts  allocated to withdrawing  participants are recorded on the
                             Form 5500 for benefit  claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

7.     Related Party         The Money  Market Fund was  managed by State  Street Bank and Trust
       Transactions          Company,  which  also  serves  as  the  Plan's  Trustee.  As  such, transactions in the Money Market Fund qualify as  party-in-interest transactions.  Fees earned by the  Trustee in its  capacity as fund manager for the Plan were  $379,641 for 2005 and were reported as a reduction to  investment  income on the Statement of Changes in Net
                             Assets Available for Plan Benefits.

                                                                      Edison 401(k) Savings Plan

                                                       Notes to Financial Statements (Continued)

7.     Related Party         The Plan's  investment  options include the Company's  Common Stock
       Transactions          as a fund option.  State Street  Global  Advisors,  an affiliate of
       (Continued)           State Street Bank and Trust Company,  is the investment  manager of the Edison International  Common Stock Fund. As such,  transactions
                             in  the  Edison   International   Common   Stock  Fund  qualify  as
                             party-in-interest   transactions.   Fees  earned  by  State  Street
                             Global  Advisors in its capacity as the  investment  manager of the
                             Edison  International  Common Stock Fund were $158,436 for 2005 and were reported as a reduction to investment  income on the Statement of Changes in Net Assets Available for Plan Benefits.

                             Various  mutual  funds  refund to  Hewitt  Associates,  the  Plan's record keeper,  certain  marketing and  communication  (12b-1) fees they  charge to  investors  in these  funds.  Fees  refunded to the record keeper were  $1,214,795 for 2005 and were used to reduce the recordkeeping  and  communication  expenses of the Plan incurred by the Plan Sponsor.

8.     Plan                  Although  it has not  expressed  intent to do so, the Plan Sponsor
       Termination           has the right under the Plan to discontinue  its  contributions at any time and to  terminate  the Plan subject to the  provisions  of
                             ERISA. In the event of Plan  termination,  participants will become fully  vested in their  accounts.  The Trust  will  continue  after termination  until  all  Trust  assets  have  been  distributed  to participants and their beneficiaries.

9.     Tax Status            The Internal  Revenue  Service has determined and informed the Plan
                             Sponsor by a letter dated May 22,  2002,  that the Plan and related trust as  amended  through  November  29,  2001,  are  designed  in accordance  with  the  applicable  qualification  sections  of  the
                             Internal  Revenue  Code  (IRC).  The Plan has  been  amended  since
                             receiving   the   determination    letter.    However,   the   Plan
                             Administrator  believes that the Plan,  as amended,  is designed in compliance  with the applicable  qualification  requirements of the
                             IRC.  In  addition,  the  Plan  Administrator  is not  aware of any operational  issues  that  will  prevent  the  continuation  of the
                             Plan's qualified tax status.

                                                                      Edison 401(k) Savings Plan

                                                       Notes to Financial Statements (Continued)

10.    Employee Stock        The Edison  International Common Stock Fund constitutes an employee
       Ownership Plan        stock  ownership plan that allows for the current  distribution  of dividends  to all  participants.  Such  distributions  amounted  to
                             $5,730,763  for the year ended  December 31, 2005.  On December 15,
                             2005,  the board of  directors of Edison  International  declared a common  stock  dividend  of $0.27 per share  payable on January 31,
                             2006,  to the  shareholders  of record as of December 30, 2005.  As the  record  date was at year  end,  dividend  income  of $0.27 per
                             share   amounting  to  $8,088,813   was  accrued  and  included  in
                             dividends  receivable in the accompanying  financial  statements at
                             December 31, 2005.

                                                                      Edison 401(k) Savings Plan

                                                   Schedule I:  Form 5500 - Schedule H - Line 4i-
                                 Schedule of Assets (Held at End of Year) as of December 31, 2005

                                                                                 EIN:  95-1240335
                                                                                 Plan Number: 002

(a)             (b)                               (c)                     (d)      (e)

    Identity of Issuer,          Description of Investment Including    Cost**    Current
    Borrower, Lessor, or         Maturity Date, Rate of Interest, Par              Value
       Similar Party                      or Maturity Value                      (in 000's)
------------------------------------------------------------------------------------------

    Edison International Common Stock Fund
    --------------------------------------

 *  Edison International         Common Stock - No Par Value                    $1,324,221

 *  State Street Bank & Trust
    Co.                          Short Term Investment Fund                         39,669
                                                                                 ---------

                                 Total Edison International Stock Fund           1,363,890
                                                                                ----------

    Money Market Fund
    -----------------

 *  State Street Bank & Trust    Money Market Fund - Collective
    Co.                            Investment in the State Street Bank
                                   Short-Term Income Fund                          304,074
                                                                                 ----------

    Common Collective Funds
    -----------------------
    BZW Barclay's Global         Common Stock Fund - Collective
    Investors                      Investment in the BZW Barclay's
                                   Global Investors Equity Index Fund              301,781

    Frank Russell Trust Company  Balanced Fund - Collective Investment
                                   in Frank Russell Balanced Fund                  144,304

    Frank Russell Trust Company  Bond Fund - Collective Investment in
                                   Frank Russell Intermediate-Term
                                   Bond Fund                                        73,234

    Frank Russell Trust Company  US Large Company - Collective
                                   Investment in Frank Russell US
                                   Large Company Equity I Fund                      56,858

    Frank Russell Trust Company  US Small Company - Collective
                                   Investment in Frank Russell US
                                   Small Company Equity II Fund                     47,500

    Frank Russell Trust Company  Conservative Growth Portfolio -
                                   Collective Investment in Frank
                                   Russell Conservative Balanced Fund               32,825

    Frank Russell Trust Company  Aggressive Growth Portfolio -
                                   Collective Investment in Frank
                                   Russell Aggressive Balanced Fund                 78,033
                                                                                   --------

                                 Total Common Collective Funds                     734,535
                                                                                   --------
     Mutual Funds
    ------------

    American Funds               Collective Investment in The American
                                   Funds Group Europacific Growth Fund              66,824

    T. Rowe Price                Collective Investment in T. Rowe
                                   Price Blue Chip Fund                             10,005

                                                                      Edison 401(k) Savings Plan

                                                 Schedule I:  Form 5500 - Schedule H - Line 4i-
                               Schedule of Assets (Held at End of Year) as of December 31, 2005

(a)            (b)                               (c)                     (d)      (e)
                                                                                 Current
    Identity of Issuer,          Description of Investment Including    Cost**    Value
    Borrower, Lessor, or         Maturity Date, Rate of Interest, Par              (in
      Similar Party                   or Maturity Value                           000's)
----------------------------------------------------------------------------------------

    C&S Realty                   Collective Investment in C&S
                                   Institutional Realty Share Value
                                   Fund                                           27,810

    Vanguard                     Collective Investment in Vanguard/
                                   Inflation Protected Securities
                                   Fund                                            9,236

    Franklin Strategic           Collective Investment in Franklin
                                   Small-Mid Cap Growth Fund A                    10,403

    Artisan                      Collective Investment in Small Cap
                                   Growth Fund                                    21,451

    Dreyfus Management           Collective Investment in Appreciation
                                   Fund                                            7,697

    Turner Funds                 Collective Investment in Turner Small
                                   Cap Growth Fund                                13,072

    American Funds               Collective Investment in Washington
                                   Mutual Investors Fund                          21,875

    Dimensional                  Collective Investment in Dimensional
                                   Emerging Markets Fund                          26,248

    Blair William                Collective Investment in Small Cap
                                   Growth Fund                                    13,868

    T. Rowe Price                Collective Investment in Mid-Cap
                                   Growth                                         38,184

    Salomon                      Collective Investment in Salomon High
                                   Yield Value Bond                               10,287

    Oppenheimer                  Collective Investment in Oppenheimer
                                   Main Street Small Cap Y Fund                    9,828

    Franklin                     Collective Investment in Franklin
                                   Utilities A                                    17,748

    PIMCO                        Collective Investment in Total Return
                                   Fund Admin Shares                              19,879

    T. Rowe Price                Collective Investment in T. Rowe
                                   Price Health and Science Fund                  12,706

                                                                      Edison 401(k) Savings Plan

                                                  Schedule I:  Form 5500 - Schedule H - Line 4i-
                                Schedule of Assets (Held at End of Year) as of December 31, 2005

(a)          (b)                               (c)                       (d)        (e)
                                                                                 Current
    Identity of Issuer,          Description of Investment Including    Cost**    Value
    Borrower, Lessor, or         Maturity Date, Rate of Interest, Par              (in
      Similar Party                or Maturity Value                               000's)
-----------------------------------------------------------------------------------------

    MFS                          Collective Investment in
                                   Institutional TR International
                                   Equity Funds                                   21,394

    American Funds               Collective Investment in American
                                   Funds - New Perspective A                      37,582

    Blair William                Collective Investment in
                                   International Equity Fund CL 1                  3,304

    PIMCO                        Collective Investment in Low Duration
                                   Fund                                            7,121

    Morgan Stanley               Collective Investment in Inst
                                   International Small Cap Fund A                  8,626

    Scudder-Dreman               Collective Investment in Scudder-Dreman
                                   High Return Equity A Fund                      28,814

    Lord Abbett                  Collective Investment in Lord Abbett
                                   Mid Cap Value Fund                             13,090

    Vanguard                     Collective Investment in Mid Cap
                                   Index Fund                                     45,868

    Artisan                      Collective Investment in Mid Cap Fund A           4,382

    T. Rowe Price                Collective Investment in Mid Cap
                                   Value Fund                                     18,222

    T. Rowe Price                Collective Investment in Financial
                                   Services Value Fund                             6,925

    PIMCO                        Collective Investment in RCM Global
                                   Technology Fund A                              37,758

    American Balanced            Collective Investment in American
                                   Balance Fund                                   44,456

    PIMCO                        Collective Investment in Capital
                                   Appreciation Admin Fund                        10,264

    PIMCO                        Collective Investment in Long Term US
                                   Government Bonds                               13,404

    T. Rowe Price                Collective Investment in Small Cap
                                   Stock Fund                                      9,261

    Morgan Stanley               Collective Investment in
                                   Institutional International Equity
                                   Fund                                           15,836

    Janus                        Collective Investment in Small Cap
                                   Value Fund                                     15,621

    Harbor                       Collective Investment in Capital
                                   Appreciation Fund                              19,139

    UBS Global                   Collective Investment in Balanced
                                   Pre-Mixed Fund                                  5,108

    MFS Series                   Collective Investment in Total Return
                                   Fund A                                          2,819
                                                                                 --------

                                 Total Mutual Funds                              706,115
                                                                                 --------

                                                                      Edison 401(k) Savings Plan

                                                  Schedule I:  Form 5500 - Schedule H - Line 4i-
                                Schedule of Assets (Held at End of Year) as of December 31, 2005

(a)            (b)                               (c)                     (d)        (e)
                                                                                 Current
    Identity of Issuer,          Description of Investment Including    Cost**    Value
    Borrower, Lessor, or         Maturity Date, Rate of Interest, Par              (in
    Similar Party                or Maturity Value                               000's)
----------------------------------------------------------------------------------------

    Participant Loans            Loans With Maturities Varying From
    -----------------              One to Four Years (or up to 15
                                   Years for Purchase of a Primary
                                   Residence) and Interest Rates of
                                   5.0 to 10.5%                                     60,797
                                                                                  ---------

                                 Total                                          $3,169,411
                                                                                ==========

 *  Party-In-Interest
**  Investments are participant-directed; therefore, disclosure of cost is not required.

Page

                                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2006                    EDISON 401(K) SAVINGS PLAN

                                        By:  /s/ Aaron L. Whitley
                                             -----------------------------------
                                             Aaron L. Whitley
                                             Secretary of the Southern California Edison Company
                                             Benefits Committee